SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------

                                 Amendment No. 1
                                       to
                                   SCHEDULE TO

         Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                               -------------------

                              Rancon Realty Fund IV
                            (Name of Subject Company)

MPF-NY 2005, LLC; SCM Special Fund, LLC; MPF Blue Ridge Fund I, LLC; MPF DeWaay Fund 2, LLC; MPF Income Fund 22, LLC; MPF Senior Note Program, LP; MPF Flagship
   Fund 10, LLC; MPF DeWaay Fund 4, LLC; MPF DeWaay Premier Fund 3, LLC; MPF
            Flagship Fund 11, LLC AND MACKENZIE PATTERSON FULLER, LP
                                   (Bidders)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                 None or unknown
                      (CUSIP Number of Class of Securities)
                             -----------------------
                                                 Copy to:
Christine Simpson                                Chip Patterson, Esq.
MacKenzie Patterson Fuller, LP                   MacKenzie Patterson Fuller, LP
1640 School Street                               1640 School Street
Moraga, California  94556                        Moraga, California  94556
(925) 631-9100 ext.224                           (925) 631-9100 ext. 206

                     (Name, Address, and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

                            Calculation of Filing Fee

                 Transaction                         Amount of
                 Valuation*                         Filing Fee
                 -----------                       -----------

                $4,050,000                            $ 433.35

*           For purposes of calculating the filing fee only. Assumes the purchase of 6,000 Units at a purchase price equal to
                             $675 per Unit in cash.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

         Amount Previously Paid:  $ 433.35
         Form or Registration Number: SC TO-T
         Filing Party: MacKenzie Patterson Fuller, LP
         Date Filed: April 17, 2006

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]      third party tender offer subject to Rule 14d-1.
[ ]      issuer tender offer subject to Rule 13e-4.
[ ]      going private transaction subject to Rule 13e-3
[ ]      amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

                         FINAL AMENDMENT TO TENDER OFFER

This Tender Offer Statement on Schedule TO relates to the offer (the "Offer") by MPF-NY 2005, LLC; SCM Special Fund, LLC; MPF Blue Ridge Fund I, LLC; MPF DeWaay Fund 2, LLC; MPF Income Fund 22, LLC; MPF Senior Note Program, LP; MPF Flagship Fund 10, LLC; MPF DeWaay Fund 4, LLC; MPF DeWaay Premier Fund 3, LLC; MPF
Flagship Fund 11, LLC; AND STEVEN GOLD (collectively the "Purchasers") to purchase 6,000 Units of limited partnership interest (the "Units") in Rancon Realty Fund IV (the "Partnership"), the subject company, at a purchase price equal to $675 per Unit, less the amount of any distributions declared or made with respect to the Units between April 17, 2006 (the "Offer Date") and May 25, 2006 or such other date to which this Offer may be extended (the "Expiration Date"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 17, 2006 (the "Offer to Purchase") and the related Letter of Transmittal.

The Offer resulted in the tender by unitholders, and acceptance for payment by the Purchasers, of a total of 238 Units. Upon completion of the Offer, the Purchasers held an aggregate of approximately 5,252 Units, or approximately 7.9% of the total outstanding Units. These shares were allocated among the Purchasers as follows:

MPF-NY 2005, LLC, 10%; SCM Special Fund, LLC, 25%; STEVEN GOLD, 8%; MPF Blue Ridge Fund I, LLC, 8%; MPF DeWaay Fund 2, LLC, 12%; MPF Income Fund 22, LLC, 17%; MPF Senior Note Program, LP, 20%

                                   SIGNATURES


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 21, 2006

MPF-NY 2005, LLC; SCM Special Fund, LLC; MPF Blue Ridge Fund I, LLC; MPF DeWaay Fund 2, LLC; MPF Income Fund 22, LLC; MPF Senior Note Program, LP; MPF Flagship Fund 10, LLC; MPF DeWaay Fund 4, LLC; MPF DeWaay Premier Fund 3, LLC; MPF Flagship Fund 11, LLC

By:      /s/ Chip Patterson
         ---------------------------
         Chip Patterson, Senior Vice President of Manager or General Partner of each filing person

MACKENZIE PATTERSON FULLER, LP

By:      /s/ Chip Patterson
         ---------------------------
         Chip Patterson, Senior Vice President



STEVEN GOLD

/s/ Steven Gold
-------------------------